153 East 53rd Street
New York, New York 10022
Andrew E. Nagel
To Call Writer Directly:	212-446-4800	Facsimile:
212 446-4973		212-446-4900
anagel@kirkland.com	www.kirkland.com
April 4, 2007
VIA EDGAR AND OVERNIGHT DELIVERY
Ms. Jennifer R. Hardy
Branch Chief, Legal
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Belden CDT Inc.
Form T-3 filed March 5, 2007
File No. 22-28831
Dear Ms. Hardy:
     On behalf of our client, Belden CDT Inc., a Delaware corporation (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 19, 2007, with respect to the Company’s above-captioned Form T-3 filed with the Commission on March 5, 2007 (the “Form T-3”). Earlier today, the Company filed via EDGAR Amendment No. 1 to Form T-3 (“Amendment No. 1”), two copies of which are attached hereto to facilitate your review.
     For reference purposes, the Staff’s comment has been reproduced below, followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form T-3. We appreciate the time and effort that the Staff has dedicated to reviewing our disclosures.
Item 2. Securities Act Exemption Applicable, page 1
1.	Staff’s Comment: Please revise the first paragraph to disclose the two modifications to the new debentures which were not applicable to the old debentures. We suggest that you use the description provided on the cover page of the Offering Circular.

Response: Please be advised that the Company has revised the disclosure in Item 2 on page 1 of the Form T-3 to include a description of the two modifications to the new debentures which were not applicable to the old debentures.
London       Los Angeles       New York       San Francisco       Washington, D.C.

Belden CDT Inc.
April 4, 2007

     We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions in connection with this letter, please contact me at (212) 446-4973.
Sincerely,
/s/ Andrew E. Nagel
Andrew E. Nagel
cc:  Stephen H. Johnson, Treasurer, Belden CDT Inc.
Kevin L. Bloomfield, Vice President, Secretary and General Counsel, Belden CDT Inc.
Christopher E. Allen, Assistant Secretary, Belden CDT Inc.
Enclosure